Financial Statements Prepared by NAMA-J Farms Inc for 2016

Item	Dollar Amount
Income	0.00
Cost	0.00
Taxable Income	0.00
Tax	0.00

Notes:

(1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because NAMA-J Farms Inc was incorporated in August 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

(2) NAMA –J Farms Inc is willing to take Troptions as payment as well as of U.S. dollars. The company understands that the selection is irreversible.

I, Henry N Johnson, certify the information presented above is accurate and true.

Signature:

Title: __PRESIDENT__

Date: __Aug. 22ND 2016.__